Exhibit 99.1

February 13, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Immediate Report regarding Gazit-Globe Ltd.’s Participation in Fully Consolidated Subsidiary Citycon,

Oyj.’s Rights Offering

Gazit-Globe Ltd. (the “Company”) is pleased to report that on February 12, 2013, Citycon, Oyj. (“CTY”), a company whose financial statements are fully consolidated by the Company and whose shares are traded on the Helsinki Stock Exchange, announced a rights issuance that offered a maximum amount of 114.4 million new shares at a price of 1.75 Euros per share, for a total consideration of approximately 198.3 million Euros (after deal expenses). Such shares offered will represent, in the maximum, 35% of CTY’s total shares and voting rights prior to the rights offering.

The Company committed to purchase all shares offered to it under the rights offering (i.e. 56,069,874 shares), subject to the receipt of customary internal corporate approvals. The undertaking by the Company to CTY is further conditional upon the Finnish Financial Supervisory Authority (“FSA”) granting a permanent exemption to the Company from the obligation to make a mandatory public tender offer for the remaining shares and other securities convertible into shares of CTY pursuant to the Finnish Securities Market Act, in the event that Company’s shareholding would, based on the subscription undertaking, exceed 50 percent of the voting rights in CTY. The Company has applied for the aforementioned exemption from the FSA.

As of the date of the rights offering, the Company holds 160,199,639 CTY shares, representing approximately 49.01% of the share capital and voting rights of CTY (approximately 47.58% on a fully diluted basis).

A copy of the press release issued by CTY, as originally published on February 12, 2013, can be found at www.citycon.fi. Another immediate report will be published in March 2013, when CTY will report the results of the rights issuance.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.